Exhibit 12.4

JPMORGAN CHASE & CO.

HISTORICAL PRO FORMA COMBINED RATIOS

OF EARNINGS TO FIXED CHARGES

AND PREFERRED DIVIDEND REQUIREMENTS

1999
(unaudited)
(in millions, except ratios)
Excluding Interest on Deposits
Income before income taxes	$11,489

Fixed charges:
Interest expense	$12,077
One-third of rents, net of income from subleases	176

Total fixed charges	12,253
Less: Equity in undistributed income of affiliates	(146)

Earnings before taxes and fixed charges	$23,596

Fixed charges, as above	$12,253
Preferred stock dividends	162

Fixed charges including preferred stock dividends	$12,415

Ratio of earnings to fixed charges and preferred dividend requirements	1.90

Including Interest on Deposits

Fixed charges including preferred stock dividends, as above	$12,415
Add: Interest on deposits	8,845

Total fixed charges including preferred stock dividends and interest on deposits	$21,260

Earnings before taxes and fixed charges, as above	$23,596
Add: Interest on deposits	8,845

Total earnings before taxes, fixed charges and interest on deposits	$32,441

Total fixed charges including preferred stock dividends and interest on deposits	$21,260

Ratio of earnings to fixed charges and preferred stock dividend requirements	1.53